Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

04045521

12g3-2(b) File No.82-4922

Ref No. CN. 624/2004

October 13, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
OCT 19 2004
THOMSON
FINANCIAL

Yours sincerely,

Somkiat Sirichatchai

CS038-1-04

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Prasarn Trairatvorakul
President

Ref. No TS 023/2004

October 12, 2004

To President

The Stock Exchange of Thailand

Subject : Sale of Common Shares in Siam Food Product Public Company Limited (SFP)

KASIKORNBANK PCL " The Bank " hereby gives notice that on October 12, 2004 we agreed to sell 1,899,930 common shares of SFP equivalent to 9.0472 % of issued and fully paid up capital at the net price of 105.10 Baht per share, totaling 199,682,643 Baht (One hundred and ninety nine million six hundred and eighty two thousand six hundred and forty three Baht) to Mr. Sukum Navaphan (800,000 shares), Mr. Narong Srisa-an (600,000 shares), Mr. Potipong Lamsam (200,000 shares) and Mr. Nibhond Charanvas (299,930 shares).

Please be informed accordingly.

Yours Sincerely,



KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2222 0000
Fax. +66 2470 2749
www.kasikornbank.com Registration No.PCL 105

A1

Prasarn Trairatvorakul
President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Ref. No TS 024/2004

October 13, 2004

To President

The Stock Exchange of Thailand

**Subject : Additional Information Regarding the Sale of Common Shares in Siam Food Product Public Company Limited (SFP)**

According to the report by KASIKORNBANK PCL " The Bank " to the Stock Exchange of Thailand regarding the sale of 1,899,930 common shares of SFP equivalent to 9.0472 % of issued and fully paid up capital on October 12, 2004, the bank would like to inform the following information.

Number of shares held before the transaction: 2,099,930 shares or 9.9997% of total paid-up capital.

Number of shares held after the transaction: 200,000 shares or 0.9523 % of total paid-up capital.

Objective of the transaction: To comply with the bank policy of reducing investment in non-core businesses.

Nature of Business of SFP: The company is the producer and exporter of canned pineapple and canned fruits products under customer's and the company own brands. The products are sold through sale agents and importers abroad who distribute the products to customers in all major markets. The company has its own pineapple plantation and cannery in chonburi province.

Pricing: The bank used bidding process of minimum offer price of 100 Baht per share (fair value by the bank) and had selected the bidders who bid for the highest price and amount. The bidding process was run by independent third party.







KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2222 0000
Fax. +66 2470 2749
www.kasikornbank.com Registration No.PCL 105

Profit (loss) from the transaction: 13,786,969.57 Baht.

Accounting: The bank will record the revenue in quarter 4 /2004

Buyers:

| Name | Number of shares | Price | Total Value (Baht) |
|---|---|---|---|
| 1. Mr. Sukum Navapan | 800,000 | 105.10 | 84,080,000 |
| 2. Mr. Narong Srisa-an | 600,000 | 105.10 | 63,060,000 |
| 3. Mr. Photipong Lamsam | 200,000 | 105.10 | 21,020,000 |
| 4. Mr. Nibhond Charanvas | 299,930 | 105.10 | 31,522,643 |

Connected Transactions: The transaction was not classified as connected transaction (Mr. Photipong Lamsam is not classified as the bank's related party under SET regulation. Mr.Bancha Lamsam (Mr.Banthoon's father) and Mr.Banyong Lamsam are sons of Mr.Choti Lamsam. Mr.Photipong Lamsam is the son of Mr. Chulind Lamsam, who is the brother of Choti Lamsam).

Please be informed accordingly.

Yours Sincerely,

ฆธ006-1-03